SE

19010324

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regulus Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2687 44th St SE
(No. and Street)

Kentwood	MI	49512
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian D Yarch 616-258-5003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, P.C.
(Name – *if individual, state last, first, middle name*)

2425 E Grand River Ave, Ste 1	Lansing	MI	48912
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 18 2019
Washington DC
408

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brian D Yarch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regulus Advisors, LLC, as of December 31st, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Regulus Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Regulus Advisors, LLC as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Regulus Advisors, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Regulus Advisors, LLC's management. Our responsibility is to express an opinion on Regulus Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Regulus Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Regulus Advisors, LLC's financial statements. The supplemental information is the responsibility of Regulus Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Maney Costerisan PC

We have served as Regulus Advisors, LLC's auditor since 2016.

March 15, 2019

REGULUS ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

As at December 31st, 2018

ASSETS

ASSETS:		
Cash and cash equivalents	$	278,868
CRD accounts		930
Receivables:		
Commissions		213,396
Representatives		12,252
Prepaid expenses		72,143
DTCC Deposit		5,000
Computer Software (net of accumulated amortization)		2,302
TOTAL ASSETS	**$**	**584,891**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Payables:		
Commissions	$	257,423
Accounts Payable		52,727
Total Liabilities	**$**	**310,150**
MEMBERS' EQUITY:		
Paid-in-capital	$	323,533
Retained deficit		(48,792)
Total Members' Equity	**$**	**274,741**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**584,891**

REGULUS ADVISORS, LLC

STATEMENT OF INCOME

For the year ended December 31st, 2018

REVENUES:			
Commissions:			
Securities	$	198,870	2.67 %
Insurance-Based Products		5,602,080	75.26
Mutual Fund		1,366,459	18.36
Other Revenue		276,024	3.71
Total Revenues	**$**	**7,443,433**	100 %
EXPENSES:			
Representative Compensation	$	6,208,586	84.00 %
Payroll Service Fee		5,487	0.07
Finance Charges		26,212	0.35
Consulting Fees		34,917	0.47
Dues and Subscriptions		5,673	0.08
Regulatory Expenses		50,351	0.68
Professional Fees		40,225	0.54
Computer and Internet Expenses		333,178	4.51
Rent Expense		40,320	0.55
Property Tax		599	0.01
Amortization Expense		2,512	0.03
Office Expense		4,424	0.06
Telephone Expense		4,073	0.06
Insurance Expense		78,178	1.06
Staff Compensation		439,289	5.94
Brokerage Expense		100,038	1.35
Continuing Education		1,190	0.02
Travel & Vehicle Expenses		2,172	0.03
One-Time Expense		13,944	0.19
Total Expenses	**$**	**7,391,368**	100.00 %
NET INCOME	**$**	**52,065**	0.70 %

See Independent Auditor's Report
See Notes to Financial Statements

REGULUS ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31st, 2018

	Paid-in Capital	Retained Deficit	Total Members' Equity
Balance at January 1st, 2018	**$ 338,533**	**$ (100,857)**	**$ 237,676**
Distributions	(15,000)	-	(15,000)
Net Income	-	52,065	52,065
Balance at December 31st, 2018	**$ 323,533**	**$ (48,792)**	**$ 274,741**

See Independent Auditor's Report
See Notes to Financial Statements

REGULUS ADVISORS, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31st, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	**$**	**52,065**
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Computer Software Amortization Expense		2,512
Receivables		150,539
Prepaid expenses		12,777
CRD account		1,715
Increase (decrease) in:		
Accounts payable		(10,240)
Commissions payable		(126,090)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$**	**83,278**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital distributions		(15,000)
INCREASE IN CASH AND CASH EQUIVALENTS		**68,278**
CASH AND CASH EQUIVALENTS, Beginning of Year		**210,590**
CASH AND CASH EQUIVALENTS, End of Year	**$**	**278,868**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	-

1. ORGANIZATION AND NATURE OF BUSINESS

Regulus Advisors, LLC is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF PRESENTATION

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services. The Company clears its securities under a tri-party agreement dated July 4th 2017, with Pershing, LLC and Saxony Securities. The Company offers services through direct relationships with vendors and product sponsors.

b. CONTRACT ASSETS AND LIABILITIES

Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables. Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

c. CASH AND CASH EQUIVALENTS

The statement of cash flow is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value.

d. ACCOUNTS RECEIVABLE

Accounts receivable are securities fees/commissions and representative fee obligations due under normal trade terms. Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debts and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are reflected through a charge to the allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary at this time.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information, amounts that are determined to be potential credit losses are written off when determined uncollectible. Such losses have historically been within management's expectations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e. PREPAID FINRA LICENSING

The Company amortizes the cost of annual FINRA licensing over the period of benefit, which was twelve months for 2018.

f. ADVERTISING COSTS

Advertising costs are charged to expense as incurred and amounted to $0 for the year ended December 31st, 2018.

g. PROPERTY, EQUIPMENT AND OTHER FIXED ASSETS

Property, equipment and other fixed assets are stated at cost. Depreciation on property and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Software is amortized on a straight-line basis over a 3-year period from acquisition. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

h. MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

i. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

j. STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS

The Company does not have any liabilities subordinated to claims of general creditors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

k. REVENUE RECOGNITION

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

i) Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

ii) Significant Judgments

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

iii) Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our total commission revenue disaggregated by investment product category:

		Twelve Months Ended December 31, 2018
Equities	$	152,943
Options		25
Insurance-based Products		5,602,080
Mutual Funds		1,366,459
Debt		45,682
Alternative Investments		220
Commission Income	$	7,167,409

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time pf purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

		Twelve Months Ended December 31, 2018
Sales-based:		
Equities	$	152,943
Options		25
Insurance-based Products		5,602,080
Mutual Funds		883,782
Debt		45,682
Alternative Investments		220
Total sales-based revenue	$	6,684,732
Trailing:		
Mutual Funds	$	482,677
Total trailing revenue		482,677
Total commission revenue	$	7,167,409

Administrative fees are based upon an agreement with Regulus Advisors, LLC and cover expenses related to both entities, see Note 7 for Related Party Transactions.

Other income is generated by affiliation – fees charged to advisors and marketing reimbursements.

iv) Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of the securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

3. CASH AND CASH EQUIVALENTS

Substantially all cash is on deposit with three financial institutions. At various times during the year, the Company's cash balances exceed the Federally Insured limits. At December 31st, 2018, the Company's institutional balances totaled $278,868 of which $0 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

4. DEPOSIT WITH CLEARING BROKER

The Company clears securities through a tri-party agreement with Pershing and Saxony Securities. The Company is required to maintain deposit accounts with the clearing broker.

The Company also has a clearing agreement with National Securities Clearing Corporation (NSCC) for utilizing the Mutual Fund Services and Insurance and Retirement Processing Services. This agreement requires the Company to maintain a $5,000 deposit with The Depository Trust & Clearing Corporation (DTCC).

5. INCOME TAXES

The Company is a limited liability company. In lieu of federal corporate income taxes, the members are taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authority.

Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31st, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the prior three years remain subject to income tax examinations by the applicable taxing authorities.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31st, 2018, the Company had net capital of $156,468, which was $135,789 in excess of the required net capital of $20,678 and the Company's aggregate indebtedness to net capital ratio was 1.98 to 1.

7. RELATED PARTY TRANSACTIONS

The Company rents office space from a related party limited liability company under an operating lease agreement, as disclosed in note 8.

7... RELATED PARTY TRANSACTIONS (CONCLUDED)

The Company leases the majority of its employees from Regal Financial Group, LLC and Regal Investment Advisors, LLC under expense sharing agreements.

The Company also receives varied communication support services, information technology support services and use of equipment and software from Regal Investment Advisors, LLC. A total of $555,110 was charged to expense under the expense sharing agreement with Investments Advisors, LLC, respectively for the year ended December 31st, 2018.

8. OPERATING LEASES – INCLUDING RELATED PARTIES

The Company signed a two-year lease agreement for office space from a related party commencing on September 1st, 2015 which now renews automatically for one year, at a monthly rate of $3,360. Rent under this operating lease totaled $40,320 for the year ended December 31st, 2018.

The following schedule details future minimum lease payments as of December 31st, 2018 for operating leases with initial or remaining lease terms in excess of one year.

For the year ending December 31st, 2019	$	28,590
	$	28,590

9. MAJOR PRODUCTS

During the year ended December 31st, 2018, the Company's revenues were substantially from two main product types which accounted for approximately 77% of total revenues, and 56% of total commission was received from three vendors. These two main product types were variable annuities (consisting of new business and trail revenue) and 401k's. Of the outstanding commission receivable, 72% was from two vendors.

10. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 15th, 2019, the date the financial statements were available to be issued.

11. COMMITMENTS, GUARANTEES, AND CONTINGENCIES

The Company is not aware of any current issues that will have any material effect on the Company's financial position.

The Company provides representation and warranties to the counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

11...COMMITMENTS, GUARANTEES, AND CONTINGENCIES (CONCLUDED)

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

12. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchased by the lessee. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. Lessor accounting is mostly unchanged from the current model, but updated to align with certain changes to the lessee accounting model and the new revenue recognition standard. In November 2016, the U.S. Securities and Exchange Commission's (SEC) Division of Trading and Markets issued a no-action letter providing relief to broker-dealers from the effects of this ASU. The SEC's no-action letter will allow broker-dealers to treat capitalized operating lease assets as allowable to the extent of the related operating lease liability which must be done on an individual basis and cannot be done in aggregate. The no-action letter will also allow lease liability to be excluded in the determination of the aggregate indebtedness to net capital ratio. The updated standard will be effective for annual reporting periods beginning after December 15th, 2018. The impact of adopting the ASU on the Company's financial statements for subsequent periods has not yet been determined.

SUPPLEMENTARY SCHEDULES

REGULUS ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2018

NET CAPITAL:		
Total members' equity	$	274,741
Total capital qualified for net capital		274,741
Deductions and/or charges:		
Non-allowable assets:		
Receivables:		
Non-allowable commissions		25,607
Representatives		12,252
Pershing Account		39
DTCC Deposit		5,000
CRD Accounts		930
Computer Software		2,302
Prepaid expenses		72,143
TOTAL NET CAPITAL	**$**	**156,468**
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$	52,727
Commissions Payable		257,423
TOTAL AGGREGATE INDEBTEDNESS	**$**	**310,150**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement	$	5,000
Minimum net capital required	$	20,678
Excess net capital at 1,500 percent	$	135,789
Excess net capital at 1,000 percent	$	125,451
Ratio: Aggregate indebtedness to net capital		1.98

Statement Pursuant to Rule 17a-5(d)(4) - A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

REGULUS ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2018

As at December 31st, 2018, the Company had no credit items that would result in a reserve requirement.

REGULUS ADVISORS, LLC

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2018

The Company is exempt from Rule 15c3-3 under (k)(2)(i) and (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis nor does it hold customer funds or safekeep customer securities. During the year, the Company did not hold customers' funds or securities.

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Regulus Advisors, LLC

We have reviewed management's statements, included in the accompanying Regulus Advisors, LLC Exemption Report, in which (1) Regulus Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Regulus Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii), (the "exemption provisions") and (2) Regulus Advisors, LLC stated that Regulus Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Regulus Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regulus Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maner Costerisan PC

March 15, 2019

REGULUS ADVISORS

Phone: 877.504.7066
Fax: 616.458.7402
2687 44th St. SE
Kentwood, MI 49512

REGULUS ADVISORS, LLC
MANAGEMENT STATEMENT REGARDING EXEMPTION FROM SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2018

We, as members of management of Regulus Advisors, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i) and (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such Rules) as the Company does not hold customer funds or safekeep customer securities and is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

Regulus Advisors, LLC

Brian D Yarch, FINOP

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Members
of Regulus Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by Regulus Advisors, LLC and the SIPC, solely to assist you and SIPC in evaluating Regulus Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Regulus Advisors, LLC's management is responsible for its FORM SIPC-7 and its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Regulus Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maner Costerisan PC

March 15, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11******2053*********************MIXED AADC 220
68275 FINRA DEC
REGULUS ADVISORS LLC
2687 44TH ST SE STE 101
KENTWOOD, MI 49512-3876

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 291

B. Less payment made with SIPC-6 filed (exclude interest) (106)
7/30/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 185

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 185

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 185

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regulus Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP/CCO
(Title)

Dated the 13th day of February, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,443,433
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,973,865
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rep Affiliation Fees & Marketing Reimbursements (Deductions in excess of $100,000 require documentation)	275,772
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	7,249,637
2d. SIPC Net Operating Revenues	$ 193,796
2e. General Assessment @ .0015	$ 291

(to page 1, line 2.A.)